UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 6, 2007

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.01     Press release dated June 7, 2007
         CDC Corporation Appoints New Independent Directors to CDC Software
         Board

1.02     Press release dated June 11, 2007
         CDC Games Signs Agreement to Acquire OPTIC Games Division of CITIC
         Pacific

1.03     Press release dated June 12, 2007
         CDC Corporation Opening New Development Center in China

1.04     Press release dated June 18, 2007
         CDC Corporation Appoints Au as New Independent Director to Boards
         of CDC Mobile and CDC Games

1.05     Press release dated June 20, 2007
         CDC Games Launches ‘Special Force’ Online Game in China

1.06     Press release dated June 25, 2007
         CDC Software Launches Industry’s First Packaged Manufacturing
         Operations Management System with Real-Time Scheduling and
         Performance Management

1.07     Press release dated June 28, 2007
         CDC Mobile to Develop Mobile Applications for Local Government
         Organizations in China

1.08     Press release dated July 3, 2007
         CDC Corporation Reaffirms Fiscal Year 2006 Record Revenues of
         (U.S.) $309.5 Million and Net Income of (U.S.) $10.8 Million

1.09     Press release dated July 5, 2007
         CDC Corp. Appoints Finance Veteran as Chief Accounting Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: July 6, 2007	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated June 7, 2007 -- CDC Corporation Appoints New Independent Directors to CDC Software Board
1.02	Press release dated June 11, 2007 -- CDC Games Signs Agreement to Acquire OPTIC Games Division of CITIC Pacific
1.03	Press release dated June 12, 2007 -- CDC Corporation Opening New Development Center in China
1.04	Press release dated June 18, 2007 -- CDC Corporation Appoints Au as New Independent Director to Boards of CDC Mobile and CDC Games
1.05	Press release dated June 20, 2007 -- CDC Games Launches ‘Special Force’ Online Game in China
1.06	Press release dated June 25, 2007 -- CDC Software Launches Industry’s First Packaged Manufacturing Operations Management System with Real-Time Scheduling and Performance Management
1.07	Press release dated June 28, 2007 -- CDC Mobile to Develop Mobile Applications for Local Government Organizations in China
1.08	Press release dated July 3, 2007 -- CDC Corporation Reaffirms Fiscal Year 2006 Record Revenues of (U.S.) $309.5 Million and Net Income of (U.S.) $10.8 Million
1.09	Press release dated July 5, 2007 -- CDC Corp. Appoints Finance Veteran as Chief Accounting Officer